Corporate Presentation February 2016 Issuer Free Writing Prospectus dated February 25 , 2016 Filed Pursuant to Rule 433 Registration Statement No. 333 - 209454

2 Forward - Looking Statements This presentation constitutes a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by Biolight Life Sciences Ltd. (“we”, “us” or “our”) under Rule 433 to the Securities Act of 1933 , as amended, or the Act. All statements in this communication, other than those relating to historical facts, are "forward - looking statements". These forward - looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to th e research, development, and use of our platform technologies, technologies, products and product candidates; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward - looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward - looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward - looking statements include, among other things: the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; changes in our strategy; government regulations and approvals; and litigation and regulatory proceedings . These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materiall y different from those anticipated by the forward - looking statements. You should not rely upon forward - looking statements as predictions of future events. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus. These forward - looking statements speak only as of the date of this presentation, and we assume no obligation to update or revise these forward - looking statements for any reason.

This presentation highlights basic information about us and the offering to which this communication relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities . We have filed a registration statement (including a prospectus, which currently is in preliminary form) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this presentation relates. The registration has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may access these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov . The preliminary prospectus, dated February 25 , 2016 , is available on the SEC Web site at: https://www.sec.gov/Archives/edgar/data/ 1588550 / 000114420416084272 /v 432547 _f 1 a.htm . Alternatively , we or any underwriter participating in the offering will arrange to send you the preliminary prospectus and, when available, the final prospectus and/or any supplements thereto if you contact Feltl and Company, Prospectus Department, 800 LaSalle Avenue, Suite 2100 , Minneapolis, MN 55402 , telephone: 612 - 492 - 8800 or email prospectus@feltl.com 3 Free Writing Prospectus Statement

4 Offering Summary Issuer: BioLight Life Sciences Ltd. Symbols/Exchange : BOLT/BOLTW (NASDAQ Capital Market ) Offering Size: $ 12 Million Offering: Ordinary Shares and Warrants ( 100 % Primary) Warrants Offered: Each warrant shall have an exercise price equal to 150 % of the public offering price per ordinary share, will be exercisable immediately, and will expire 2.5 years from the date of issuance Over - Allotment: 15% ( 100 % Primary) Use of Proceeds : Development and commercialization of our product portfolio and expansion of our product pipeline Expected Pricing: Week of March 7 th , 2016 Lock - Up: 180 days Joint Book - Runners: Feltl and Company Rodman & Renshaw , a unit of H.C. Wainwright & Co .

5 • Emerging global ophthalmic company • Focused on discovery , development and commercialization of products which target ophthalmic conditions including: • Glaucoma • Dry eye syndrome (DES) • Age - related macular degeneration (AMD) • Products are designed to address a number of significant unmet medical needs by: • Reducing patient non - compliance with drug therapy administration • Improving efficacy and safety of treatment • Offering better diagnosis • Optimizing delivery of medications Overview

6 Corporate and Financial Summary • Traded on Tel Aviv Stock Exchange (BOLT) • 2.6 million shares outstanding; 3.5 million fully diluted • Backed by strategic investors with significant life sciences experience • Israel Makov , former President & CEO of Teva Pharma • Dilip Shanghvi , founder and managing director of Sun Pharma, India’s largest pharmaceutical company by market cap • Dan Oren , founder, President & CEO of Dexcel Pharma, the 2 nd largest pharmaceutical manufacturer in Israel • Rock One , Hong Kong based company specialized in the biomed and high - tech industries Public ( 35%) Institutional ( 10%) Strategic Investors ( 55%) Strategic Investors

Targeting Three Major Ophthalmic Conditions



Glaucoma
Over 80 million patients worldwide (~7.3 million in U.S.)

- Collection of ocular disorders characterized by progressive loss of visual field due to optic nerve damage
- Usually involves uncontrolled increase in Inter Ocular Pressure (IOP)
- Can lead to progressive, irreversible vision loss and blindness
- Chronic disease that requires ongoing, lifelong treatment



DES
100 million patients worldwide (20 – 40 million in U.S.)

- Multi-factorial disorder of the ocular surface
- Eye produces insufficient tears or tears with abnormal composition
- Results in discomfort and visual disturbance
- In most severe forms, can lead to permanent vision loss



AMD
30 – 50 million patients worldwide (15 million in U.S.)

- Chronic, degenerative eye disease that affects the macula, the central part of the retina, at back of the eye
- Leading cause of permanent vision loss and irreversible blindness among people aged 60 and older

Source: Market Scope: 2015 Report on the Global Glaucoma Surgical Device Market; GlobalData: 100 Million Suffer From Dry Eye Syndrome Due to Natural Aging and Modern Lifestyles; AMD.org: AMD Partnership Features Age Related Macular Degeneration Info; MasterEyeAssociates: Definition of Dry Eye Disease; Frost Prime Reports: Advances in the management of macular degeneration; American Society of Retina Specialists: Millions of Americans Have Age-Related Macular Degeneration (AMD) – Many without Even Knowing It; Improving the screening, diagnosis, and treatment of Dry Eye Disease: Expert Recommendations From The 2014 Dry Eye Summit

BIOLIGHT Life Sciences Ltd.
7

• Lack of objective, quantitative or semi - quantitative tests to: • Accurately detect DES / identify its causes • Assist in generating personalized therapy • M onitor the effectiveness of selected therapy • Non - compliance with prescribed administration of eye drops • Safer and more precise alternative to the complex and risky surgeries Eye - D TM IOPtiMate TM TeaRx TM Glaucoma Dry Eye OphRx LLC • Increased patient compliance with therapy • Greater efficacy of medication and safety AMD Addressing Several Significant Unmet Medical Needs 8

Developing and expanding a balanced and diverse pipeline of ophthalmic products and product candidates Maintaining a global, diverse network of ophthalmic specialists to accelerate knowledge synergies and innovation Establishing a sales force to maximize the commercial potential of our products Targeting large and growing patient populations with significant unmet needs 9 Pursuing strategic partnership opportunities Our goal is to become a leading global ophthalmic company by: Our Strategy

Eye - D ™ 10

Approximately 50 % of glaucoma patients may be non - compliant with their drug therapy administration Compliance is Key for Treatment Efficacy 11

12 Our Solution: Eye - D TM • Platform technology that enables a controlled release of ophthalmic medications over time through a subconjunctival insert • First product candidate (VS - 101 ), contains latanoprost, the most prescribed glaucoma medication worldwide • Safe and simple in - office procedure • VS - 101 is currently in a Phase 1 / 2 a clinical study in the U.S. as part of 505 (b)(2) regulatory pathway (results expected in H 2 - 2016 )

13 Global glaucoma pharmaceutical market is expected to increase from approximately $ 4.7 billion in 2015 to nearly $ 6.1 billion in 2020 The most robust growth in glaucoma pharmaceutical sales is expected to occur in the emerging markets of China, India and Latin America Nearly 75 % of the patients indicate willingness to undergo a subconjunctival injection, while over 85 % of patients willing to accept higher costs than eye drops for such treatments Eye - D VS - 101 Market Opportunity Source: Market Scope: Charting the course of the eye care market.; Glaucoma Now – Issue No 2 , 2013 Clinical Issues: Patient acceptance of ocular implants for Glaucoma Drug Delivery.

14 IOPtiMate ™

15 Laser is a Magic Word in Ophthalmology Refractive 1983 Ǧ Excimer Glaucoma 2015 - IOPtiMate TM Cataract 2009 - Laser Capsulotomy

16 Novel surgical system that enables a non - penetrating, CO 2 laser - assisted procedure known as CLASS (CO 2 Laser - Assisted Sclerotomy Surgery) to reduce elevated IOP CLASS is an automated, easy to perform procedure which requires only a short learning curve and provides a safer and more precise alternative to the complex and risky glaucoma surgeries that are currently available IOPtiMate TM system can be combined with any ophthalmic microscope and CLASS is performed as an outpatient procedure , requiring only local anesthesia The IOPtiMate TM System: Transforming Glaucoma Surgery

17 Worldwide Clinical Results Demonstrate High Efficacy & Safety Source: Am J Ophthalmol. 2009 Nov; 148 (5): 670 - 84 ; 2009 Aug 11 ; Three - year follow - up of the tube versus trabeculectomy study ; Gedde SJ, American Journal of Ophthalmology (2007) Volume: 143 , Issue: 1 , Pages: 23 - 31 ; Surgical complications In the Tube Versus Trabeculectomy Study during the first year of follow - up; Steven J Gedde 7 Clinical Trials Overview: Data from multi - center clinical study performed on 111 patients in 9 sites with 5 - years follow up demonstrate: • Significant long term IOP reduction, stable over time • Extremely low post operative complication rate • Long term reduction in medication • More than 1,500 clinical procedures performed globally to date

18 Worldwide Clinical Results Demonstrate High Efficacy & Safety Performed on 111 patients in 9 sites with 5 - years follow up Source: Am J Ophthalmol. 2009 Nov; 148 (5): 670 - 84 ; 2009 Aug 11 ; Three - year follow - up of the tube versus trabeculectomy study ; Gedde SJ, American Journal of Ophthalmology (2007) Volume: 143 , Issue: 1 , Pages: 23 - 31 ; Surgical complications In the Tube Versus Trabeculectomy Study during the first year of follow - up; Steven J Gedde 7

19 Designed to enable a wider range of ophthalmic surgeons to perform glaucoma surgeries Has the potential to replace existing glaucoma medical procedures driving an increase in the quantity and quality of glaucoma surgeries worldwide Currently b eing marketed primarily in Asia (mainly China, the world’s leading country with glaucoma diagnosed patients), Europe and Latin America Over 1,500 CLASS procedures already conducted worldwide to - date IOPtiMate TM System Market Opportunity

20 TeaRx ™

Current DES Diagnosis Paradigm is Lacking • DES is a complex syndrome • Various pathophysiologies • Common clinical pathway • Many therapeutic development failures • Patient selection? • Sub - grouping with limited diagnostic tools? • Current diagnostic tools are confined to single parameter testing 21

Enables in - office diagnosis , companion diagnostics and monitoring of DES therapy + drug development/research applications 22 Multi - assay, objective, semi - quantitative analysis of tear film in order to identify one or more underlying causes of DES TeaRx TM : Breakthrough Diagnosis Solution for DES

• First human clinical trial in the U.S . ~ 200 subjects • Significant correlation between TeaRx TM ’s assays and the existing benchmark tests • Second human clinical trial in the U.S. assessed the effectiveness of the TeaRx TM test in evaluating tears of healthy subjects as well as of patients suffering from dry eye syndrome (“DES ”) – 74 subjects • Sensitivity of 86 % and specificity of 87 % and a positive predictive value (PPV) of 87% • Demonstrated added value related to the multi - assay approach providing a more robust diagnostic output • Supports unique potential for identifying DES sub - populations based on cause(s) of syndrome TeaRx TM : Positive Clinical Trials Results 23

Strong demand for personalized treatment and companion diagnostics solutions Current tests cannot determine cause(s) of this multi - factorial syndrome More than 100 million people are effected by DES worldwide, of whom 20 - 40 million are in the U.S. 24 Diagnostics Treatment One of the leading causes of patients’ visits to eye care practitioners in the U.S. Overall estimated annual burden for the U.S. health - care system of approximately $ 4 billion Existing reimbursement codes TeaRx TM Market Opportunity Potential to move clinical development end - points away from subjective signs and symptoms toward objective measurements Source: GlobalData : 100 Million Suffer From Dry Eye Syndrome Due to Natural Aging and Modern Lifestyles; MasterEyeAssociates : Definition of Dry Eye Disease; Improving the screening, diagnosis, and treatment of Dry Eye Disease: Expert Recommendations From The 2014 Dry Eye Summit; The economic burden of dry eye disease in the United States: a decision tree analysis.

25 OphRx LLC

An alternative solution to current ocular drug delivery modalities Drug delivery using eye drops for both front and back of the eye OphRx LLC Technology Platform 26 Changing the Current Interavitreal Injections Administration To Eye Drops Administration

27 • Technology designed for improved molecule transport across membranes • Unique crystal liquids structure allows loading of different kind of molecules and their release in different target areas • Results of an initial preclinical study showed that the delivery platform enables more efficient and safer drug delivery for both the front and back of the eye • Currently in preclinical stage of development for two product candidates: • OPH - 101 , an alternative topical treatment to intravitreal injections for wet AMD • OPH - 100 , as treatment for DES The Platform Structure (Illustration) OphRx LLC Drug Delivery Technology Platform

OphRx LLC Market Opportunity

AMD



AMD affects 30 to 50 million people worldwide, of whom 15 million are in the U.S.

600,000 new cases diagnosed globally each year, of which over 200,000 are in the U.S

A number of significant unmet needs in treating AMD, many of which stem from current need for frequent intravitreal injections

DES



DES affects more than 100 million people worldwide, of whom 20-40 million in the U.S.

Only 1 drug currently has FDA approval with limited efficacy and tolerability

Source: Market Scope: 2015 Report on the Global Glaucoma Surgical Device Market; GlobalData: 100 Million Suffer From Dry Eye Syndrome Due to Natural Aging and Modern Lifestyles; AMD.org: AMD Partnership Features Age Related Macular Degeneration Info; MasterEyeAssociates: Definition of Dry Eye Disease; F1000 Prime Reports: Advances in the management of macular degeneration; American Society of Retina Specialists: Millions of Americans Have Age-Related Macular Degeneration (AMD) – Many without Even Knowing It; Improving the screening, diagnosis, and treatment of Dry Eye Disease: Expert Recommendations From The 2014 Dry Eye Summit

BIOLIGHT Life Sciences Ltd.

28

Current Portfolio Status

IOPtiMate™	• Regulatory approvals in Europe, China, Canada, Peru, Mexico and Israel. Additional regulatory approvals expected in 2016. • First sales in HK, Hungary, Romania, Poland, Peru and Portugal • Additional distribution agreements and regulatory approvals in selected countries worldwide • Joint-financing agreement with two Asia-based VCs representing a post-round valuation of approximately $21 million • Pre-submission for FDA de novo regulatory pathway in 2016
Eye-D™ VS -101	• 505(b)(2) Phase 1/2a, results of which are expected to be obtained in H2-2016
TeaRx™	• Strategic collaboration with ORA • Positive results from two clinical trials demonstrated robust diagnostic output • Pre-submission for FDA 510(k) regulatory pathway in 2016
OphRx LLC	• OPH 100 – DES pre-clinical results of BA, tolerability and efficacy in 2016 • OPH 101 - AMD pre-clinical results of BA, tolerability and efficacy in 2016

BIOLIGHT Life Sciences Ltd.
29

Multiple Opportunities in High - Growth Markets Innovative Business Model Strong Leadership Team 30 Notable combination of world - renowned key shareholders and experienced management team as well as a network of ophthalmic specialists Our pipeline addresses a number of significant unmet medical needs of large and growing patient populations Multi - product pipeline in various commercialization and development stages that, if successful, are expected to result in multiple value inflection events, lead to collaborations with other third parties, reduce risk to our business associated with a particular product or product candidate and increase return on investment In Summary